As filed with the Securities and Exchange Commission on December 18, 2000
OMB APPROVAL
OMB Number: 3235-0515
Expires: January 31, 2002
Estimated average burden hours per response: 43.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 9)

ADAC Laboratories

(Name of Subject Company (Issuer))

Philips Medical Acquisition Corporation

a Wholly Owned Subsidiary of

Philips Holding USA Inc.

a Wholly Owned Subsidiary of

Koninklijke Philips Electronics N.V.

(Names of Filing Persons)

COMMON STOCK,
NO PAR VALUE

(Title of Class of Securities)

005313200

(CUSIP Number of Class of Securities)

William E. Curran

President

Philips Holding USA Inc.

1251 Avenue of the Americas

New York, New York 10020

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

with a copy to:

Matthew G. Hurd
Sullivan & Cromwell
125 Broad Street
New York, New York 10004-2498
(212) 558-4000

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee(2)
$489,852,842	$97,971

(1)         Based on the offer to purchase all of the outstanding shares of common stock of ADAC Laboratories together with the associated rights to purchase Series A Junior Participating Preferred Stock at a purchase price of $18.50 cash per share, 21,136,116 shares outstanding and outstanding options with respect to 5,342,416 shares, in each case as of November 12, 2000.

(2)         1% of 1/50th of the transaction valuation.

[X]         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $97,971
Form or Registration No.: 005-32403
Filing Party: Koninklijke Philips Electronics N.V.
Date Filed:November 14, 2000

[_]         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]         third-party tender offer subject to Rule 14d-1.
[_]         issuer tender offer subject to Rule 13e-4.
[_]         going-private transaction subject to Rule 13e-3.
[_]         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   [X]

             This Amendment No. 9 ("Amendment No. 9") to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission ("SEC") on November 14, 2000 (the "Original Schedule TO"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 to the Original Schedule TO (collectively, the "Schedule TO"), by Koninklijke Philips Electronics N.V., Philips Holding USA Inc. and Philips Medical Acquisition Corporation ("Merger Sub") relating to the tender offer (the "Offer") commenced by Merger Sub, on November 14, 2000 to purchase all of the outstanding shares of common stock, no par value, of ADAC Laboratories ("ADAC") together with the associated rights to purchase Series A Junior Participating Preferred Stock of ADAC, no par value, at a price of $18.50 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000, and the related Letter of Transmittal.

             The information in the Schedule TO is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 9, except as otherwise set forth below. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Original Schedule TO.

Item 4.   Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to include the following paragraph:

The tender offer expired at 1:00 p.m., New York City time, today, Monday, December 18, 2000. At the expiration of the offer approximately 19,679,060 ADAC Laboratories Shares had been validly tendered and not withdrawn pursuant to the tender offer, not including approximately 197,533 Shares covered by notices of guaranteed delivery. All such Shares have been accepted for payment in accordance with the terms of the offer. The number of Shares tendered represents in excess of 90.56% of the issued and outstanding ADAC Shares. Pursuant to the terms of the merger agreement, Philips will shortly complete its acquisition of ADAC Laboratories by effecting a "short form" merger under California law, in which the remaining ADAC Shares will be converted into the right to receive $18.50 net per share in cash.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following sentence:

On December 18, 2000, Royal Philips issued a press release announcing the expiration of the tender offer and the acceptance for payment of validly tendered shares, which is attached as an exhibit hereto and incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

99(a)(18)	Text of press release issued by Royal Philips on December 18, 2000.

SIGNATURE

             After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2000

PHILIPS MEDICAL ACQUISITION CORPORATION By: /s/ Belinda W. Chew Name: Belinda W. Chew Title: Vice President
PHILIPS HOLDING USA INC. By: /s/ Belinda W. Chew Name: Belinda W. Chew Title: Senior Vice President
KONINKLIJKE PHILIPS ELECTRONICS N.V. By: /s/ Cor Boonstra Name: Cor Boonstra Title: President, Chairman of the Board of Management and the Group Management Committee
By: /s/ Jan H.M. Hommen Name: Jan H.M. Hommen Title: Executive Vice-President, Chief Financial Officer, Member of the Board of Management and the Group Management Committee

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

99(a)(18)	Text of press release issued by Royal Philips on December 18, 2000.